FORM 11-K
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Fiscal Year Ended September 30, 2002 OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number: 0-23333


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Timberland Bank 401(k) Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                                  Timberland Bank
                                 624 Simpson Avenue
                             Hoquiam, Washington 98550

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Financial Statements and Exhibits
------------------------------

(a) Financial Statements

     The Timberland Bank 401(k) Profit Sharing Plan became effective as of December 4, 1970, and was restated effective October 1, 2000. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended September 30, 2002 and 2001.

(b)  Exhibit 23 Consent of Independent Auditors






                                  Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         /s/Dean J. Brydon
                          ----------------------------------------------------
                         Administrator, Timberland Bank 401(k) Profit
                         Sharing Plan

                         /s/Dean J. Brydon
                    By:  -------------------------------------

                         Dean J. Brydon
                         -------------------------------------(name)
                         Chief Financial Officer
                         -------------------------------------(title)
                         Timberland Bank
                         -------------------------------------(bank)


Date: March 31, 2003



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                                                           Timberland

                                                                 Bank

                                                               401(k)

                                                               Profit

                                                              Sharing

                                                                 Plan



                                                            Financial

                                                               Report



                                                         September 30

                                                                 2002

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Contents
------------------------------------------------------------------------------

Independent Auditor's Report . . . . . . . . . . . . . . . . . . . . . . . 1


Financial Statements

Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . 2

Statement of Changes in Net Assets Available for Benefits. . . . . . . . . 3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . .4-6


Supplemental Schedule

Schedule of Assets Held for Investment Purposes. . . . . . . . . . . . . . 7

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                     Independent Auditor's Report



To the Administrative Committee of the
Timberland Bank 401(k) Profit Sharing Plan
Hoquiam, Washington


We have audited the accompanying statements of net assets available for benefits of Timberland Bank 401(k) Profit Sharing Plan (the Plan) as of September 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended September 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of September 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to those basic financial statements taken as a whole.

/s/McGladrey & Pullen, LLP

Tacoma, Washington
March 12, 2003

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                                                            Financial

                                                           Statements

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Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
September 30, 2002 and 2001


                                                   2002         2001

Assets
  Investments, at fair value                      $4,510,790   $3,728,517

  Contributions receivable:
    Employer                                         384,700      360,095
    Participant                                           --           79
  Total contributions receivable                     384,700      360,174

  Accrued income                                       4,741        1,911

  Total assets                                     4,900,231    4,090,602


Liabilities                                               --           --


     Net assets available for benefits            $4,900,231   $4,090,602




See notes to financial statements.

                                  2

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Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
Year Ended September 30, 2002


Additions to Net Assets
  Investment income:
    Net appreciation in fair value of investments                $   227,753
    Dividends                                                         73,118
  Total investment income                                            300,871

  Contributions:
    Employer                                                         384,700
    Participant                                                      181,385
  Total contributions                                                566,085

  Total additions                                                    866,956

Deductions from Net Assets
  Benefits paid to participants                                       42,586
  Administrative expenses                                             14,741
  Total deductions                                                    57,327

  Net increase                                                       809,629


Net Assets Available for Benefits
  Beginning of year                                                4,090,602

  End of year                                                     $4,900,231




See notes to financial statements.

                                  3

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
September 30, 2002


Note 1 - Description of Plan

The following description of the Timberland Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Timberland Bank (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the wholly owned subsidiary of Timberland Bancorp, Inc.

Contributions and Participant Investment Options

Participants of the Plan may contribute up to the maximum of pretax annual compensation as set by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may contribute additional amounts at the option of the Company's Board of Directors. For the year ended September 30, 2002, the Company contributed 10% of total eligible participant compensation. Effective October 1, 2002, the Company will make an annual safe harbor contribution of 3% of eligible compensation. Additional amounts will be contributed at the option of the Company's Board of Directors.

Participants must direct their salary deferral contributions and their allocated share of employer contributions, if any, into a variety of investment choices as made available and determined by the Plan Administrator, which are more fully described in the Plan's literature.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions plus actual earnings. Vesting in the Company's discretionary contribution portion of accounts plus earnings is based on years of continuous service. Participants are fully vested after six years of credited service.
A participant's accrued benefit derived from employer contributions is also 100% non-forfeitable upon attaining age 65, or if the participant's separation from service is a result of death or disability.

Payment of Benefits

On termination of service, a participant with an accrued benefit of $5,000 or less will receive a lump-sum amount equal to the value of the vested interest in his or her account. The distribution date will be the earliest administratively feasible date determined by the Trustee. Participants with an accrued benefit in excess of $5,000 may leave the funds in the Plan or elect to receive a lump-sum distribution.

(continued)
                                  4

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
September 30, 2002


Note 1 - Description of Plan (concluded)

Forfeitures

Forfeitures of participant non-vested account balances are reallocated to remaining participants, in the year the balances are forfeited, in the same manner as employer contributions.


Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the changes in assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 3 - Investments

The following presents separately investments that represent 5% or more of the Plan's net assets at September 30:

                                                        2002        2001

Timberland Bancorp stock                               $3,115,180  $2,283,728
First American Prime Obligations Fund                     766,615     730,817
First American Strategy Growth Allocation Fund            306,193     321,329
First American Strategy Aggressive Allocation Fund        201,073     304,977
Other                                                     121,729      87,666

                                                       $4,510,790  $3,728,517

(continued)
                                  5

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
September 30, 2002


Note 3 - Investments (concluded)

During 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated or (depreciated) in value as follows:

Mutual funds                                                      ($109,281)
Common stock                                                        337,034

  Net appreciation in fair value of investments                    $227,753

During 2002, the Plan's investments generated $73,118 in dividend earnings.


Note 4 - Plan Termination

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


Note 5 - Tax Status/Non-Standardized Prototype Plan

Effective October 1, 1997, the Plan adopted a non-standardized form of a prototype plan sponsored by Actuarial Planning Group, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service concerning its qualified status; however, adopters of a non-standardized version of the prototype plan cannot rely on this opinion letter. The Plan administrator believes the Plan is designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.


Note 6 - Administration of Plan Assets

Certain Plan investments are shares of mutual funds management by US Bank. US Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $14,741 for the year ended September 30, 2002.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Other administrative and management fees of the Plan are paid directly by the Company.

                                  6

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                                                         Supplemental

                                                             Schedule


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Schedule of Assets Held for Investment Purposes
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
September 30, 2002

EIN:  91-0260220
Plan Number:  001


(a) and (b)        (c)                                        (d)     (e)
Identity of Issue, Description of Investment Including        Cost    Current
Borrower, Lessor,  Maturity Date, Rate of Interest,                    Value
or Similar Party   Collateral, Par or Maturity Value
                   (pv or mv)

US Bank            First American Strategy Aggressive
                   Allocation Fund                              *   $  201,073

US Bank            First American Small Cap Growth Fund         *       61,622

US Bank            First American Equity Index Fund             *       60,107

US Bank            First American Strategy Growth
                   Allocation Fund                              *      306,193

US Bank            First American Prime Obligations Fund        *      766,615

Timberland
 Bancorp, Inc.     Common Stock, $0.01 par value                *    3,115,180

                                                                    $4,510,790

*  Historical cost not required for participant directed accounts.



                                  7

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                                   Exhibit 23

                       Consent of Independent Auditors

                    CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-32386, filed March 14, 2000) of Timberland Bancorp, Inc. of our report dated March 12, 2003, appearing in this Annual Report on Form 11-K of Timberland Bank 401(k) Profit Sharing Plan for the year ended September 30, 2002.


/s/McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
March 25, 2003

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